UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2015

NATIONAL COMMERCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36878	20-8627710
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer ID No.)

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

(Address of principal executive offices)

Registrant’s telephone number, including area code: (205) 313-8100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On July 7, 2015, National Commerce Corporation, a Delaware corporation (“NCC”), and NCC’s wholly owned subsidiary, National Bank of Commerce, a national banking association (“NBC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reunion Bank of Florida, a Florida banking corporation (“Reunion”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Reunion will merge with and into NBC, with NBC continuing as the surviving association (the “Merger”), provided that, for a period of at least two years following the consummation of the Merger, the former banking offices of Reunion will continue to operate under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce.”

Subject to the terms and conditions of the Merger Agreement, which has been approved by the respective boards of directors of NCC, NBC and Reunion, upon completion of the Merger, each outstanding share of Reunion common stock will be converted, at the election of the holder, into the right to receive either 0.7273 (the “Exchange Ratio”) shares of NCC common stock or $16.00 in cash. However, the Merger Agreement provides that the total amount of cash payable in the Merger will be equal to, as nearly as practicable, but will in no event exceed, $7,365,680 (the “Total Cash Amount”). Accordingly, elections by Reunion stockholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the total amount of cash payable in the Merger to equal, as nearly as practicable, the Total Cash Amount. At the effective time of the Merger, NCC will assume all outstanding Reunion stock options according to their terms, including any acceleration in vesting that will occur as a consequence of the Merger. Such options will be converted automatically into options to purchase NCC common stock, with the exercise price and number of shares issuable upon exercise adjusted according to the Exchange Ratio. In lieu of any fractional share otherwise issuable in the Merger, NCC will make a cash payment, without interest, in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the price derived by adding the closing price for a share of NCC common stock as reported by Nasdaq for each of the ten (10) consecutive business days ending on the business day prior to the date of the closing of the merger and dividing such sum by ten (10). The amount of cash available for cash payments in lieu of fractional shares does not affect, and will not be affected by, the Total Cash Amount payable as consideration in the Merger. Each currently outstanding share of NCC common stock will remain outstanding and will be unaffected by the Merger.

The Merger Agreement also provides that one current Reunion director will be selected by NCC and approved by Reunion to be added to the boards of directors of both NCC and NBC upon completion of the Merger. NCC has agreed to include this individual in its recommended slate of director nominees at its first two annual meetings of stockholders following the effective time of the Merger and to appoint this individual to serve on the board of directors of NBC in its first two appointments of NBC board members following the effective time of the Merger.

In connection with the execution of the Merger Agreement, five executive officers of Reunion agreed to terminate their current employment agreements with Reunion, and four of them entered into new employment agreements with NBC that will take effect upon consummation of the Merger and provide for an initial term of either five years or three years (each, an “Employment Agreement”). Each of the Employment Agreements provides that the employee will serve in a specific role with NBC upon consummation of the Merger and contains provisions relating to, among other things, compensation, benefits, eligibility for employer-sponsored plans and programs and payments upon a termination of employment (and, in certain cases, upon a change in control of NCC), as well as standard noncompetition and nondisclosure restrictions. NBC also agreed to make lump sum payments under Reunion’s supplemental executive retirement plan for the benefit of three officers of Reunion in accordance with the applicable change in control provisions of the plan. Each Reunion director executed a release of any pending or potential claims (subject to certain limited exceptions) against Reunion, NCC and NBC arising in such director’s capacity as an officer, director or employee of Reunion, and each non-employee director entered into a noncompetition agreement with NBC.

The directors and certain executive officers of Reunion have entered into voting agreements concurrent with the execution of the Merger Agreement whereby, among other things, such directors and executive officers have agreed to vote their shares of Reunion common stock in favor of approval of the Merger Agreement.

The Merger Agreement contains customary representations and warranties from both NCC and Reunion, and each have agreed to customary covenants, including, among others, covenants relating to (1) the conduct of NCC’s and Reunion’s businesses during the interim period between the execution of the Merger Agreement and the completion of the Merger, (2) Reunion’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement and (3) subject to certain exceptions, the recommendation by Reunion’s board of directors in favor of the approval by its shareholders of the Merger and the Merger Agreement and the transactions contemplated thereby. Reunion has also agreed not to solicit any alternative acquisition proposals or, subject to certain exceptions, to participate in any discussions, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposals.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Merger Agreement by Reunion’s shareholders, (2) receipt of all required regulatory and third-party approvals without conditions or restrictions that, in the reasonable judgment of NCC’s or Reunion’s board of directors, would so materially adversely impact the economic or business benefits of the Merger as to render it inadvisable, (3) the absence of any law or order prohibiting or restricting the completion of the Merger, (4) receipt by each party of an opinion from Maynard, Cooper & Gale, P.C. to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended, and (5) the effectiveness of the registration statement for the NCC common stock to be issued in the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including, among others, (1) the accuracy of the representations and warranties of the other party as of the effective time of the Merger, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) delivery of certain certificates and other documents described in the Merger Agreement.

The Merger Agreement contains certain termination rights for NCC and Reunion, as the case may be, applicable upon, among other things, (1) mutual written consent, (2) certain inaccuracies in a representation or warranty of the other party or a material breach of any covenant, agreement or other obligation of the other party contained in the Merger Agreement that is not or cannot be cured within 30 days’ written notice of such inaccuracy or breach, (3) a final, non-appealable denial of a required regulatory approval, (4) a failure by Reunion’s shareholders to approve the Merger Agreement by the required vote, (5) the occurrence or existence of a material adverse effect with respect to the other party that is not remedied within 15 days of receipt of written notice thereof, (6) a failure to complete the Merger by April 2, 2016 as a result of the nonoccurrence or failure to satisfy a condition precedent or otherwise, (7) the valid exercise of dissenters’ rights of appraisal with respect to more than 5% of the total number of shares of Reunion common stock outstanding, (8) Reunion’s withdrawal, qualification or modification or its shareholder recommendation, (9) Reunion’s failure to substantially comply with its “no-shop” obligations under the Merger Agreement or its obligation to call, give notice of, convene and hold its shareholder meeting or (10) Reunion’s recommendation, endorsement or acceptance of, or agreement to, an alternative acquisition proposal. In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, Reunion may be required to pay NCC a termination fee of $1,250,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about NCC, Reunion or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of NCC, Reunion or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by NCC.

Item 8.01.	Other Events.

On July 7, 2015, NCC issued a press release announcing the signing of the Merger Agreement, as described in Item 1.01. A copy of the press release is furnished as Exhibit 99.1. Additionally, NCC will host a conference call/webcast on Wednesday, July 8, 2015, at 9:00 a.m. Central Time to discuss the Merger using the presentation materials furnished as Exhibit 99.2.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, NCC will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of NCC common stock to be issued to the shareholders of Reunion. The registration statement will include a proxy statement-prospectus that will be sent to the shareholders of Reunion in connection with their approval of the Merger. In addition, NCC may file other relevant documents concerning the proposed Merger with the SEC. The material in this Current Report on Form 8-K and the exhibits furnished or filed herewith is not a substitute for the proxy statement-prospectus that NCC will file with the SEC.

INVESTORS IN REUNION ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT-PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NCC, NBC, REUNION AND THE PROPOSED TRANSACTION, INCLUDING DETAILED RISK FACTORS.

Investors may obtain free copies of these documents, when available, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement-prospectus also may be obtained, when available, by directing a request to National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, AL 35209, Attention: Richard Murray, IV, or to Reunion Bank of Florida, 1892 East Burleigh Boulevard, Tavares, FL 32778, Attention: Michael L. Sleaford, or by accessing information available at www.nationalbankofcommerce.com or www.reunionbank.com. The information on either website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings that NCC makes with the SEC. A final proxy statement-prospectus will be mailed to the shareholders of Reunion.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

NCC, Reunion and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Reunion in connection with the proposed transaction. Information about the directors and executive officers of NCC is set forth in NCC’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on May 15, 2015. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements for which NCC claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in NCC’s future filings with the SEC, in press releases and in oral and written statements made by NCC or with NCC’s approval that are not statements of historical fact and that constitute forward-looking statements within the meaning of the Act. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. With respect to the proposed Merger, these risks and uncertainties include the possibility that regulatory and other approvals and conditions to the proposed Merger are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of approval of Reunion’s shareholders; delays in closing the Merger; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction-related issues; and changes in asset quality and credit risk as a result of the Merger. These risks also include a number of factors related to the business of NCC and Reunion and the banking business generally, including various risks to stockholders of not receiving dividends; risks to NCC’s ability to pursue growth opportunities; various risks to the price and volatility of NCC’s common stock; NCC’s ability to incur additional financial obligations in the future; risks associated with NCC’s possible pursuit of future acquisitions; economic conditions in NCC’s and Reunion’s current service areas; system failures; losses of large customers; disruptions in relationships with third-party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing banking; high costs of regulatory compliance; the impact of legislation and regulatory changes on the banking industry; and liability and compliance costs regarding banking regulations.

Forward-looking statements made by NCC in this filing, or elsewhere, speak only as of the date on which the statements were made. You are advised to read the risk factors in NCC’s most recently filed Annual Report on Form 10-K and subsequent filings with the SEC, which are available through the website maintained by the SEC at www.sec.gov or by accessing information available at www.nationalbankofcommerce.com. New risks and uncertainties arise from time to time, and it is impossible for NCC to predict these events or how they may affect it or its anticipated results. NCC has no duty to, and does not intend to, update or revise the forward-looking statements in this filing, except as may be required by law. In light of these risks and uncertainties, readers should keep in mind that any forward-looking statement made in this filing may not occur. All data presented herein is as of the date of this filing unless otherwise noted.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of July 7, 2015, by and among National Commerce Corporation, National Bank of Commerce and Reunion Bank of Florida

99.1	Press Release dated July 7, 2015

99.2	Presentation Materials for July 8, 2015 Conference Call/Webcast

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. NCC agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

NATIONAL COMMERCE CORPORATION

July 8, 2015	/s/ John H. Holcomb, III
John H. Holcomb, III
Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of July 7, 2015, by and among National Commerce Corporation, National Bank of Commerce and Reunion Bank of Florida

99.1	Press Release dated July 7, 2015

99.2	Presentation Materials for July 8, 2015 Conference Call/Webcast

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. NCC agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.